Exhibit 99.3

April 12, 2021

To: The United States Securities and Exchange Commission

Brookfield Asset Management Inc.

Brookfield Finance Inc. (together, the "Company")

We refer to the Company's registration statement on Form F-10 (File Nos. 333-249132 and 333-249132-01), filed September 29, 2020, and the Amendment No. 1 thereto, filed October 6, 2020, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated April 7, 2021 (the “Prospectus Supplement”), we consent to the reference to our firm’s name under the heading “Legal Matters”, and consent to the use of our firm’s name and reference to our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP